March 19, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matt Crispino and Larry Spirgel

Re:	DigitalOcean Holdings, Inc.

Registration Statement on Form S-1

File No. 333-253483

Acceleration Request

Requested Date:     March 23, 2021

Requested Time:    4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters, hereby join DigitalOcean Holdings, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-253483) (the “Registration Statement”) to become effective on March 23, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

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Very truly yours,

MORGAN STANLEY & CO LLC

By:	/s/ Akanksha Agarwal
Name: Akanksha Agarwal
Title: Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Rebecca Steinthal
Name: Rebecca Steinthal
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ John Dunphy
Name: John Dunphy
Title: Vice President

cc:	Yancey Spruill, DigitalOcean Holdings, Inc.

Alan Shapiro, DigitalOcean Holdings, Inc.

Eric Jensen, Cooley LLP

Brandon Fenn, Cooley LLP

Michael Benjamin, Latham & Watkins LLP

[Signature Page to Acceleration Request]